UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Entertainment Gaming Asia Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29383V305

(CUSIP Number)

Leung Hoi Wai, Vincent

c/o Melco International Development Limited

Penthouse, 38/F

The Centrium

60 Wyndham Street

Central

Hong Kong

+852-3151-3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 29383V305

1	NAME OF REPORTING PERSONS Melco International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 100 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 100 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 29383V305

1	NAME OF REPORTING PERSONS EGT Entertainment Holding Limited (formerly known as Elixir Group Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 100 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 100 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29383V305

1	NAME OF REPORTING PERSONS Mr. Ho, Lawrence Yau Lung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 100 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 100 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON IN

INTRODUCTORY NOTE: This Schedule 13D/A (the “Schedule 13D/A”) is filed jointly by Melco International Development Limited (“Melco”), a Hong Kong-listed company, EGT Entertainment Holding Limited (formerly known as Elixir Group Limited) (“EGT Entertainment”), a Hong Kong corporation indirectly wholly owned by Melco, and Mr. Ho, Lawrence Yau Lung (“Mr. Ho”), a citizen of Canada (each of the foregoing a “Reporting Person” and, collectively, the “Reporting Persons”). This Schedule 13D/A represents Amendment No. 6 to the statement on Schedule 13D with respect to the Issuer filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on December 2, 2014, Amendment No. 2 filed with the SEC on April 18, 2017, Amendment No. 3 filed with the SEC on May 5, 2017, Amendment No. 4 filed with the SEC on May 23, 2017 and Amendment No. 5 filed with the SEC on June 16, 2017 (the “Existing 13D”), and amends and, with respect to the information set forth herein, supersedes the Existing 13D. Except as provided herein, this Schedule 13D/A does not modify any of the information previously reported on the Existing 13D.

As a result of the Merger (defined in Item 4 of this Schedule 13D/A), EGT Nevada Holding Inc. (“EGT Nevada”) ceased to exist as an independent entity and, therefore, is no longer a Reporting Person in this Schedule 13D/A.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated by removing EGT Nevada as a Reporting Person.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the addition of the following:

On June 20, 2017 EGT Entertainment contributed all of its shares of the Issuer’s common stock (the “Shares”) to EGT Nevada pursuant to a contribution agreement, dated as of June 20, 2017 by and between EGT Entertainment and EGT Nevada (such transaction, the “Contribution”). As a result of the Contribution, EGT Nevada became the direct owner of 92.53% of the total issued and outstanding Shares when combined with the Shares accepted in the Offer. The contribution agreement is filed as Exhibit 8 hereto and is incorporated herein by reference.

On June 21, 2017, following the Contribution, and without a vote of, or prior notice to, the Issuer’s stockholders, EGT Nevada effected a “short-form” merger under Section 92A.180 of the Nevada Revised Statutes, pursuant to which EGT Nevada merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned indirect subsidiary of Melco (the “Merger”). Upon consummation of the Merger, all remaining outstanding Shares, other than the Shares held by EGT Nevada and its affiliates immediately prior to the Merger, were cancelled and retired and automatically converted into the right to receive the cash price of $2.35 per Share, without interest and less any applicable withholding taxes.

Following the Merger, the Issuer (i) notified the NASDAQ Stock Market (“NASDAQ”) of the consummation of the Merger and (ii) requested that NASDAQ file with the SEC a Notification of Removal from Listing and/or Registration on Form 25 to delist and deregister the Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, on June 21, 2017, NASDAQ filed a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 with the SEC. Pursuant to the Form 25, the Shares were delisted and removed from trading on NASDAQ prior to the market opening on June 22, 2017. The Issuer also intends to file with the SEC a Form 15 under the Exchange Act, requesting that the Issuer’s reporting obligations under Sections 13 and 15(d) of the Exchange Act be suspended.

Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by the addition of the following:

(a), (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D/A are incorporated herein by reference. Melco, EGT Entertainment, and Mr. Ho, by virtue of their relationships, may be deemed to have shared beneficial ownership of, and shared power to vote or dispose, or direct the voting or disposition of, 100 Shares, representing 100% of the total outstanding Shares (based on 100 Shares outstanding immediately following the Merger).

(c) See Item 4 above.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The description of the Contribution and the Merger under Item 4 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding an additional exhibit as set forth on the Exhibit Index hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2017	MELCO INTERNATIONAL DEVELOPMENT LIMITED

	By:	/s/ EVAN ANDREW WINKLER
	Name:	Evan Andrew Winkler
	Title:	Director

June 22, 2017	EGT ENTERTAINMENT HOLDING LIMITED

	By:	/s/ EVAN ANDREW WINKLER
	Name:	Evan Andrew Winkler
	Title:	Director

June 22, 2017	HO, LAWRENCE YAU LUNG

	By:	/s/ HO, LAWRENCE YAU LUNG

EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following:

Exhibit No.

8	Contribution Agreement dated June 20, 2017 by and between EGT Entertainment Holding Limited and EGT Nevada Holding Inc.